Sharpe Resources Corporation

February 9, 2010

Mr. Chris White
US Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:      Sharpe Resources Corporation
            Form 20-F for the Fiscal Year Ending December 31, 2008
            Filed July 14, 2009
            Response Letter dated January 22, 2010
            File No. 1-34399

Dear Mr. White:

In response to your letter dated February 1, 2010, we would like to request additional time as we work with our transfer agent to respond to the questions/concerns you have raised.  We are requesting until February 26, 2010 to complete our response.

As a small resource company our objective is to follow the rules of all governmental agencies to the best of our ability.   We appreciate any support to help insure that our current and future disclosures to the public will represent the best that can be accomplished.

Sincerely,

\s\ Roland M. Larsen
Roland M. Larsen
President

3258 Mob Neck Road
Heathsville, VA   22473
Tel. 804/580-8107
Fax 804-580-4132